SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2002

FRESENIUS MEDICAL CARE CORPORATION

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

ITEM 1. LEGAL PROCEEDINGS
CERTIFICATION LIPPS
CERTIFICATION SCHNEIDER

FRESENIUS MEDICAL CARE AG

Page

PART I

FINANCIAL INFORMATION
ITEM 1
Financial Statements
Condensed Consolidated Statements of Earnings	1
Condensed Consolidated Balance Sheets	3
Condensed Consolidated Statements of Cash Flows	4
Condensed Consolidated Statement of Shareholders’ Equity	5
Notes to Condensed Consolidated Financial Statements	6
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations	27
ITEM 3
Quantitative and Qualitative Disclosures About Market Risk	42
ITEM 4
Controls and Procedures	44
PART II
OTHER INFORMATION
ITEM 1
Legal Proceedings	45
ITEM 6
Exhibits and Reports on Forms 8-K/6-K
(a) Exhibits	47
(b) Reports on Form 8-K/6-K	48
Signatures	49

(i)

FRESENIUS MEDICAL CARE AG

PART I

FINANCIAL INFORMATION

ITEM 1

Financial Statements
Condensed Consolidated Statements of Earnings
For the three months ended September 30, 2002 and 2001
(unaudited)
(in thousands, except per share data)

	2002	2001

Net revenue:
Dialysis Care	$941,866	$906,004
Dialysis Products	343,550	322,151

	1,285,416	1,228,155
Costs of revenue:
Dialysis Care	689,337	632,014
Dialysis Products	176,518	180,095

	865,855	812,109
Gross profit	419,561	416,046
Operating expenses:
Selling, general and administrative	240,987	245,384
Research and development	12,019	8,156

Operating income	166,555	162,506
Other (income) expense:
Interest income	(3,488)	(5,631)
Interest expense	55,768	60,781

Income before income taxes and minority interest	114,275	107,356
Income tax expense	43,473	43,125
Minority interest	1,078	338

Net income	$69,724	$63,893

Basic and fully diluted income per Ordinary share	$0.72	$0.66

Basic and fully diluted income per Preference share	$0.73	$0.67

See accompanying notes to unaudited condensed consolidated financial statements

FRESENIUS MEDICAL CARE AG

PART I

FINANCIAL INFORMATION

ITEM 1

Financial Statements
Condensed Consolidated Statements of Earnings
For the nine months ended September 30, 2002 and 2001
(unaudited)
(in thousands, except per share data)

	2002	2001

Net revenue:
Dialysis Care	$2,734,807	$2,638,547
Dialysis Products	991,393	950,378

	3,726,200	3,588,925
Costs of revenue:
Dialysis Care	2,008,804	1,848,370
Dialysis Products	513,077	524,628

	2,521,881	2,372,998
Gross profit	1,204,319	1,215,927
Operating expenses:
Selling, general and administrative	661,537	705,993
Research and development	31,912	24,492

Operating income	510,870	485,442
Other (income) expense:
Interest income	(9,438)	(11,007)
Interest expense	166,270	175,674

Income before income taxes and minority interest	354,038	320,775
Income tax expense	132,154	139,624
Minority interest	2,699	1,136

Income before extraordinary item	219,185	180,015
Extraordinary loss on early redemption of trust preferred securities, net of tax benefit of $7,740	11,777	—

Net income	$207,408	$180,015

Basic and fully diluted income before extraordinary item per Ordinary share	$2.27	$1.86

Basic income per Ordinary share	$2.15	$1.86

Fully diluted income per Ordinary share	$2.14	$1.86

Basic and fully diluted income before extraordinary item per Preference share	$2.31	$1.90

Basic and fully diluted income per Preference share	$2.19	$1.90

Fully diluted income per Preference share	$2.18	$1.90

See accompanying notes to unaudited condensed consolidated financial statements

FRESENIUS MEDICAL CARE AG

Condensed Consolidated Balance Sheets

At September 30, 2002 and December 31, 2001
(in thousands, except share and per share data)

	2002	2001

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$70,032	$61,572
Trade accounts receivable, less allowance for doubtful accounts of $150,668 in 2002 and $138,128 in 2001	856,555	884,727
Accounts receivable from related parties	47,147	37,092
Inventories	374,654	346,389
Prepaid expenses and other current assets	235,989	222,135
Deferred taxes	211,101	227,214

Total current assets	1,795,478	1,779,129
Property, plant and equipment, net	897,984	838,583
Intangible assets, net, excluding goodwill	559,018	576,301
Goodwill, net	3,160,452	3,105,722
Deferred taxes	34,961	35,192
Other assets	217,727	181,083

Total assets	$6,665,620	$6,516,010

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$165,856	$198,287
Accounts payable to related parties	97,971	80,454
Accrued expenses and other current liabilities	439,279	409,047
Accrual for special charge for Legal Matters	203,561	221,812
Short-term borrowings	121,709	93,411
Short-term borrowings from related parties	35,382	15,005
Current portion of long-term debt and capital lease obligations	946,856	164,959
Income tax payable	207,600	176,249
Deferred taxes	16,656	17,999

Total current liabilities	2,234,870	1,377,223
Long-term debt and capital lease obligations, less current portion	229,632	735,769
Other liabilities	139,887	123,845
Pension liabilities	62,347	70,582
Deferred taxes	168,943	142,846
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely
Company-guaranteed debentures of subsidiary	1,116,699	1,428,768
Minority interest	21,592	20,233

Total liabilities	3,973,970	3,899,266
Shareholders’ equity:
Preference shares, no par, €2.56 nominal value, 53,597,700 shares authorized, 26,188,575 issued and outstanding	69,540	69,512
Ordinary shares, no par, €2.56 nominal value, 70,000,000 shares authorized, issued and outstanding	229,494	229,494
Additional paid-in capital	2,736,709	2,735,265
Retained earnings (deficit)	72,213	(58,452)
Accumulated other comprehensive loss	(416,306)	(359,075)

Total shareholders’ equity	2,691,650	2,616,744

Total liabilities and shareholders’ equity	$6,665,620	$6,516,010

See accompanying notes to unaudited condensed consolidated financial statements

FRESENIUS MEDICAL CARE AG

Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30, 2002 and 2001
(unaudited)
(in thousands)

	2002	2001

Operating Activities:
Net income	$207,408	$180,015
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization	159,680	243,051
Extraordinary loss on early redemption of trust preferred securities, net of tax	11,777	—
Change in deferred taxes, net	28,132	44,543
Loss on sale of fixed assets	141	286
Compensation expense related to stock options	929	1,600
Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:
Trade accounts receivable, net	5,896	(127,349)
Inventories	(20,512)	(48,813)
Prepaid expenses, other current and non-current assets	9,274	(29,780)
Accounts receivable from/ payable to related parties	1,160	(4,816)
Accounts payable, accrued expenses and other current and non-current liabilities	(37,196)	(44,308)
Income tax payable	28,577	44,455

Net cash provided by operating activities	395,266	258,884

Investing Activities:
Purchases of property, plant and equipment	(186,461)	(191,044)
Proceeds from sale of property, plant and equipment	29,560	22,514
Acquisitions and investments, net of cash acquired	(72,507)	(183,435)

Net cash used in investing activities	(229,408)	(351,965)

Financing Activities:
Proceeds from short-term borrowings	70,354	68,235
Repayments of short-term borrowings	(49,609)	(82,160)
Proceeds from short-term borrowings from related parties	49,120	20,588
Repayments of short-term borrowings from related parties	(29,658)	(206,564)
Payments on obligation related to 1999 Settlement	—	(85,920)
Proceeds from long-term debt	416,010	461,349
Principal payments of long-term debt and capital lease obligations	(176,753)	(475,592)
Proceeds from issuance of trust preferred securities	—	470,598
Redemption of trust preferred securities	(376,200)	—
Increase of accounts receivable securitization program	14,556	3,571
Proceeds from exercise of stock options	543	3,512
Dividends paid	(76,743)	(65,782)
Change in minority interest	1,393	(1,330)

Net cash (used in) provided by financing activities	(156,987)	110,505

Effect of exchange rate changes on cash and cash equivalents	(411)	(7,717)

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	8,460	9,707
Cash and cash equivalents at beginning of period	61,572	64,577

Cash and cash equivalents at end of period	$70,032	$74,284

See accompanying notes to unaudited condensed consolidated financial statements

FRESENIUS MEDICAL CARE AG

Condensed Consolidated Statement of Shareholder’s Equity

For the nine months ended September 30, 2002
(unaudited)
(in thousands, except share data)

							Accumulated other
	Preference Shares		Ordinary Shares				comprehensive loss

	Number		Number		Additional	Retained	Foreign
	of	No par	of	No par	paid in	earnings	currency	Cash Flow
	shares	value	shares	value	capital	(deficit)	translation	Hedges	Total

Balance at December 31, 2001	26,176,508	$69,512	70,000,000	$229,494	2,735,265	$(58,452)	$(308,392)	$(50,683)	$2,616,744
Proceeds from exercise of options	12,067	28			515				543
Compensation expense related to stock options					929				929
Dividends paid						(76,743)			(76,743)
Comprehensive income (loss):
Net income						207,408			207,408
Change in other comprehensive loss related to cash flow hedges								17,330	17,330
Foreign currency translation adjustment							(74,561)		(74,561)

Comprehensive Income:									150,177

Balance at September 30, 2002	26,188,575	$69,540	70,000,000	$229,494	$2,736,709	$72,213	$(382,953)	$(33,353)	$2,691,650

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements

(unaudited)
(in thousands, except share and per share data)

1.     The Company and Basis of Presentation

     The Company

      Fresenius Medical Care AG (“FMC” or the “Company”) is a German stock corporation (Aktiengesellschaft). The Company is primarily engaged in (I) providing kidney dialysis services, clinical laboratory testing and renal diagnostic services and (ii) manufacturing and distributing products and equipment for dialysis treatment.

Basis of Presentation

     a) Basis of Consolidation

      The condensed consolidated financial statements at September 30, 2002 and for the three and nine month periods ended September 30, 2002 and 2001 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company’s 2001 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

      The results of operations for the nine month period ended September 30, 2002 are not necessarily indicative of the results of operations for the fiscal year ending December 31, 2002.

     b) Classifications

      Certain items in the prior year’s unaudited condensed consolidated financial statements have been reclassified to conform with the current year’s presentation.

2.     Special Charge for 1999 Settlement

      On January 18, 2000, Fresenius Medical Care Holdings, Inc. (“FMCH”), National Medical Care, Inc. (“NMC”) and certain other affiliated companies executed definitive agreements with the United States Government to settle (i) matters concerning violations of federal laws then under investigation and (ii) National Medical Care, Inc.’s claims with respect to outstanding Medicare receivables for intradialytic parenteral nutrition therapy (collectively, the “Settlement”). In anticipation of the Settlement, the Company recorded a special pre-tax charge against its consolidated earnings in 1999 totaling $601,000 ($419,000 after tax).

      During the first six months of 2001, FMCH made the final payments to the U.S. Government of $85,920 pursuant to the Settlement. In addition, FMCH received a final payment of $5,200 in the first quarter of 2001 from the U.S. Government related to FMCH’s claims for outstanding Medicare receivables. A letter of credit issued to the U.S. Government, purchased to secure the settlement payment obligation, was closed out with FMCH’s last payment.

3.     Special Charge for Legal Matters

      In the fourth quarter of 2001, the Company recorded a $258,159 ($177,159 after tax) special charge to address 1996 merger-related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace Chapter 11 proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers (Note 13). The special charge consisted primarily of three major components relating to (I) the W.R. Grace bankruptcy, (ii) litigation with commercial insurers and (iii) other legal matters.

      The Company assessed the extent of potential liabilities as a result of the W.R. Grace Chapter 11 proceedings (Note 13). The Company accrued $172,034 principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace, but

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

may ultimately be obligated to pay as a result of W.R. Grace’s Chapter 11 filing. In addition, that amount included the costs of defending the Company in litigation arising out of W.R. Grace’s Chapter 11 filing.

      The Company included in the special charge the amount of $55,489 to provide for settlement obligations, legal expenses and the resolution of disputed accounts receivable for commercial insurers in the ongoing billing practice litigation. The Company believes that the accrual reasonably estimates the costs and expenses associated with the continued defense and resolution of this litigation.

      The $30,636 remaining amount of the special charge was accrued mainly for (I) assets and receivables that are impaired in connection with other legal matters and (ii) anticipated expenses associated with the continued defense and resolution of the legal matters.

      At September 30, 2002, there is a remaining balance of $203,561 for the accrual for the special charge for legal matters. During the nine months ended September 30, 2002, $2,291 was reclassed from accrued expenses to the accrued special charge for legal matters and $20,542 in payments were applied against it, of which $9,384 was applied in the third quarter.

4.     Business Combinations — Adoption of Statement No. 141

      In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

      The Company adopted the provisions of SFAS No. 141 immediately and any goodwill and any intangible asset determined to have an indefinite useful life acquired in a business combination initiated or completed after June 30, 2001 is not amortized, but is evaluated for impairment. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were amortized until the adoption of SFAS No. 142 on January 1, 2002 (Note 5).

5.     Goodwill and Other Intangible Assets — Adoption of Statement No. 142

      In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with estimable useful lives will continue to be amortized over their respective estimated useful lives. The Company adopted the provisions of SFAS No. 142 effective January 1, 2002.

      The Company calculated the impact of SFAS No. 142 with regard to whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle. There are no transitional impairment losses to be recognized.

      Had the Company determined amortization expense under SFAS No. 142 in 2001, the Company’s income before extraordinary item and net income recognized in the three and nine-month periods ended September 30, 2001 would have been increased to the amounts indicated below:

	For the three months
	ended Sept. 30,

	2002	2001

Net income adjusted	$69,724	$90,072

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the nine months
	ended Sept. 30,

	2002	2001

Income before extraordinary item adjusted	$219,185	$258,628
Net income adjusted	207,408	258,628

      Reconciliation of net income to adjusted net income and earnings per share to adjusted earnings per share.

	For the three months
	ended Sept. 30,

	2002	2001

Reported net income	$69,724	$63,893
Add back: Goodwill amortization		21,527
Add back: Tradename amortization		947
Add back: Assembled workforce amortization		2,700
Add back: Other intangibles with indefinite useful lives amortization		1,005

Adjusted net income	$69,724	$90,072

Basic and fully diluted income per Ordinary share:
Reported net income	$0.72	$0.66
Goodwill amortization		0.22
Tradename amortization		0.01
Assembled workforce amortization		0.03
Other intangibles with indefinite useful lives amortization		0.01

Adjusted net income	$0.72	$0.93

Basic and fully diluted income per Preference share:
Reported net income	$0.73	$0.67
Goodwill amortization		0.22
Tradename amortization		0.01
Assembled workforce amortization		0.03
Other intangibles with indefinite useful lives amortization		0.01

Adjusted net income	$0.73	$0.94

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the nine months ended
	Sept. 30,

	2002	2001

Reported net income	$207,408	$180,015
Add back: Goodwill amortization		64,507
Add back: Tradename amortization		2,846
Add back: Assembled workforce amortization		8,245
Add back: Other intangibles with indefinite useful lives amortization		3,015

Adjusted net income	$207,408	$258,628

Basic income per Ordinary share:
Reported net income	$2.15	$1.86
Goodwill amortization		0.67
Tradename amortization		0.03
Assembled workforce amortization		0.09
Other intangibles with indefinite useful lives amortization		0.03

Adjusted net income	$2.15	$2.68

Fully diluted income per Ordinary share:
Reported net income	$2.14	$1.86
Goodwill amortization		0.66
Tradename amortization		0.04
Assembled workforce amortization		0.09
Other intangibles with indefinite useful lives amortization		0.03

Adjusted net income	$2.14	$2.67

Basic income per Preference share:
Reported net income	$2.19	$1.90
Goodwill amortization		0.67
Tradename amortization		0.03
Assembled workforce amortization		0.09
Other intangibles with indefinite useful lives amortization		0.03

Adjusted net income	$2.19	$2.72

Fully diluted income per Preference share:
Reported net income	$2.18	$1.90
Goodwill amortization		0.66
Tradename amortization		0.03
Assembled workforce amortization		0.09
Other intangibles with indefinite useful lives amortization		0.03

Adjusted net income	$2.18	$2.71

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

6.     Debt and Capital Lease Obligations

      At September 30, 2002 and December 31, 2001, long term debt and capital lease obligations consisted of the following:

	September 30,	December 31,
	2002	2001

Senior credit agreement	$930,800	$695,801
Capital leases	12,582	12,412
Euro-notes	126,701	113,247
Other	106,405	79,268

	1,176,488	900,728
Less current maturities	(946,856)	(164,959)

	$229,632	$735,769

      All borrowings under the NMC Credit Facility are due and payable at September 30, 2003. Accordingly, the Company has reclassified all outstanding amounts at September 30, 2002 as current obligations. The Company has initiated negotiations with its lenders and expects to enter into a replacement facility during the first quarter 2003.

7.     Redemption of Trust Preferred Securities

      On February 14, 2002, FMC redeemed the entire $360,000 aggregate liquidation amount outstanding of its 9% Trust Preferred Securities due 2006, utilizing funds borrowed under FMC’s senior credit facility. The terms of the securities, which were issued in 1996, provided for optional redemption commencing December 1, 2001 at a redemption price of 104.5% of the liquidation amount, plus distributions accrued to the redemption. On January 15, 2002, State Street Bank and Trust Company, as trustee, issued a redemption notice to security holders announcing that FMC had exercised its option to redeem and would redeem the securities on February 14, 2002 at a price of $1,045 per $1,000 liquidation amount plus accrued distributions of $18.25 per $1,000. An extraordinary loss of $11,777 was incurred as a result of the early redemption of debt, consisting of $16,200 of redemption premiums and $3,317 of write-off of associated debt issuance costs, net of a $7,740 tax benefit.

8.     Acquisitions

      During the nine months ended September 30, 2002, the Company acquired certain health care and distribution facilities for a total consideration of $80,533. $72,507 of the total consideration was paid in cash.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

9.     Inventories

      As of September 30, 2002 and December 31, 2001, inventories consisted of the following:

	September 30,	December 31,
	2002	2001

Raw materials and purchased components	$80,782	$67,415
Work in process	26,805	23,744
Finished goods	200,097	181,846
Health care supplies	66,970	73,384

Inventories	$374,654	$346,389

10.     Intangible Assets Excluding Goodwill

      The gross carrying value and accumulated amortization of intangible assets are as follows:

	September 30, 2002		December 31, 2001

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Subject to amortization
Patient relationships	$253,036	$(186,224)	$241,192	$(157,173)
Patents	13,898	(11,544)	12,795	(10,275)
Distribution rights	9,603	(5,254)	8,115	(4,004)
Other	153,562	(70,775)	138,897	(56,004)

	430,099	(273,797)	400,999	(227,456)
Not subject to amortization
Tradename	252,557	(32,897)	252,595	(32,893)
Management Contracts	204,964	(21,908)	204,964	(21,908)

Intangible assets	$887,620	$(328,602)	$858,558	$(282,257)

      Amortization expense for amortizable intangible assets at September 30, 2002 is estimated to be $9,844 for the remainder of 2002, $27,013 for 2003, $22,159 for 2004, $18,003 for 2005, and $14,170 for 2006.

11.     Shareholders’ Equity

      During the nine months ended September 30, 2002, 35,861 FMC Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 11,954 Ordinary shares to employees and remitted approximately $160 to the Company. During the same period, no Rollover Plan options were canceled. These funds have been accounted for as a capital contribution within additional paid-in capital.

      During the nine months ended September 30, 2002, 9,797 Preference shares were issued upon exercise of stock options under FMC 98 Plan 1. The $310 proceeds were accounted for as an increase in capital. Under FMC 98 Plan 2, 2,270 Preference shares were issued upon exercise of stock options. The $73 proceeds were accounted for as an increase in capital. During the same period, 38,478 stock options were cancelled under FMC 98 Plan 1 and 4,206 were cancelled under FMC 98 Plan 2.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      The following tables are reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for each of the three and nine-month periods ended September 30, 2002 and 2001.

	For the three months
	ended September 30,

	2002	2001

Numerators:
Net income less:	$69,724	$63,893
Preference on Preference shares	390	351

Net income available to all classes of shares	$69,334	$63,542

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,188,575	26,075,914

Total weighted average shares outstanding	96,188,575	96,075,914
Potentially dilutive Preference shares	—	537,923

Total weighted average shares outstanding assuming dilution	96,188,575	96,613,837
Total weighted average Preference shares outstanding assuming dilution	26,188,575	26,613,837
Basic income per Ordinary share	$0.72	$0.66
Plus preference per Preference shares	0.01	0.01

Basic income per Preference share	$0.73	$0.67

Fully diluted income per Ordinary share	$0.72	$0.66
Plus preference per Preference share assuming dilution	0.01	0.01

Fully diluted income per Preference share	$0.73	$0.67

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the nine months ended
	September 30,

	2002	2001

Numerators:
Net income before extraordinary item	$219,185	$180,015
less:
Preference on Preference shares	1,089	1,045

Net income available to all classes of shares before extraordinary loss	$218,096	$178,970

Extraordinary loss on early redemption of trust preferred securities, net of tax benefit of $7,740	$(11,777)	—
Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,184,034	26,000,785

Total weighted average shares outstanding	96,184,034	96,000,785
Potentially dilutive Preference shares	104,987	435,992

Total weighted average shares outstanding assuming dilution	96,289,021	96,436,777
Total weighted average Preference shares outstanding assuming dilution	26,289,021	26,436,777
Basic income per Ordinary share before extraordinary item	$2.27	$1.86
Plus preference per Preference share	0.04	0.04

Basic income per Preference share before extraordinary item	$2.31	$1.90

Extraordinary loss	$(0.12)	—
Fully diluted income per Ordinary share before extraordinary item	$2.27	$1.86
Plus preference per Preference share assuming dilution	0.04	0.04

Fully diluted income per Preference share before extraordinary item	$2.31	$1.90

Extraordinary loss	$(0.12)	—

12.     Pension Plans

      During the first quarter of 2002, the Company recorded a gain of approximately $13,100 resulting from the curtailment of the Company’s defined benefit and supplemental executive retirement plans. The Company has retained all employee pension obligations as of the closing date for the fully vested and frozen benefits for all employees.

13.     Commitments and Contingencies

Legal Proceedings

     Commercial Litigation

      The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was Grace’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. Proceedings have been brought against W.R. Grace & Co. and the Company by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., principally alleging that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, and constituted a conspiracy. See discussion of “Mesquita v. W.R. Grace and Company” below.

      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the obligation of the Company. In particular, W.R. Grace & Co. (“Grace”) has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); Grace has received the Service’s examination report on tax periods 1993 to 1996; that during those years Grace deducted approximately $122.1 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that Grace has paid $21.2 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation; and that Grace is seeking a settlement of the Service’s claims. Subject to certain representations made by Grace, the Company and Fresenius AG, Grace and certain of its affiliates agreed to indemnify the Company against this and other pre-Merger and Merger related tax liabilities.

      Subsequent to the Merger, Grace was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air Corporation (“Sealed Air”) to confirm the Company’s entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims.

      Subsequent to the Sealed Air transaction, Grace and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The Company intends to continue to pursue vigorously its rights to indemnification from Grace and its insurers and former and current affiliates, including Sealed Air, for all costs incurred by the Company relating to pre-Merger tax and Merger-related claims.

      Since 1997, the FMCH, NMC, and certain NMC subsidiaries have been engaged in litigation with various insurance companies concerning allegations of inappropriate billing practices for nutritional therapy and diagnostic and clinical laboratory tests and misrepresentations. These claims against the Company seek unspecified damages and costs. The Company, FMCH, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. FMCH has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments. Other private payors have contacted the Company and may assert that NMC received excess payments and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company’s business, financial condition and results of operations.

      On September 28, 2000, Mesquita, et al. v. W.R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as a class action by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn (“Grace Chemicals”) against Grace Chemicals, the Company and other defendants, principally alleging that the Merger which resulted in the original formation of the Company was a fraudulent transfer, violated the uniform fraudulent transfer act, and constituted a conspiracy. An amended complaint (Abner et al. v. W.R. Grace & Company, et al.) and additional class actions were filed subsequently with substantially similar allegations; all cases have been stayed and transferred to the U.S. District Court, have been dismissed without prejudice or are pending before the U.S. Bankruptcy Court in Delaware in connection with Grace’s Chapter 11 proceeding. The

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

Company has requested indemnification from Grace Chemicals and Sealed Air Corporation pursuant to the Merger agreements. If the Merger is determined to have been a fraudulent transfer, if material damages are proved by the plaintiffs, and if the Company is not able to collect, in whole or in part on the indemnity, from W.R. Grace & Co., Sealed Air Corporation, or their affiliates or former affiliates or their insurers, and if the Company is not able to collect against any party that may have received distributions from W.R. Grace & Co., a judgment could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company is confident that no fraudulent transfer or conspiracy occurred and intends to defend the cases vigorously.

     Other Litigation and Potential Exposures

      From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the U.S. Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expects continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

      The Company operates a large number facilities throughout the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the U.S. Anti-Kickback Statute, the Stark Statute and False Claims Act, among other laws, and the Company cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of its other business activities.

      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company’s reputation and business.

      The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company’s business, financial condition, and results of operations.

     Accrued Special Charge for Legal Matters

      At December 31, 2001, the Company recorded a pre-tax special charge of $258,000 (Note 3) to reflect anticipated expenses associated with the continued defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. While the Company believes that its accruals reasonably estimate the Company’s currently anticipated costs in connection with the continued defense and resolution of these claims, no assurances can be given that the actual costs incurred by the Company will not exceed the amount of these accruals.

14.     Financial Instruments

Market Risk

      The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with investment grade financial institutions as authorized by the Company’s Management Board. The Company does not use financial instruments for trading purposes.

      The Company conducts its financial instrument activity under the control of a single centralized department. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

     Foreign Exchange Risk Management

      The Company conducts business on a global basis in several international currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company’s international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements. The Company employs, to a limited extent, forward contracts to hedge its currency exposure. The Company’s policy, which has been consistently followed, is that forward currency contracts and options be used only for the purpose of hedging foreign currency exposure.

      The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company sells significant amounts of products from its manufacturing facilities in Germany to its other international operations. In general, the German sales are denominated in euro. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted product purchases are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $1,173 ($1,830 pretax) at September 30, 2002 are deferred in accumulated other comprehensive income and will be reclassified into earnings over the next year.

      Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges for forecasted intercompany financing transactions are reported in accumulated other comprehensive income. After tax gains of $20,210 ($33,399 pretax) at September 30, 2002 were deferred in accumulated other comprehensive income.

      The Company’s foreign exchange contracts contain credit risk in that its bank counterparties may be unable to meet the terms of the agreements. The potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties.

     Interest Rate Risk Management

      The Company enters into derivatives, particularly interest rate swaps, to protect interest rate exposures arising from long-term and short-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in U.S. dollars into fixed interest rate payments. After tax losses of $54,362 ($90,826 pretax) at September 30, 2002, were deferred in accumulated other comprehensive loss.

      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in yen into fixed interest rate payments. After tax losses of $374 ($644 pretax) at September 30, 2002, were deferred in accumulated other comprehensive loss.

      FMC is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of derivatives is represented by the fair value of contracts with a positive fair value at the reporting date.

15.     Business Segment Information

      The Company has identified three segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing kidney dialysis and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and renal diagnostic services. The Company has aggregated the International and Asia Pacific operating segments as “International”. The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is earnings before interest and taxes (EBIT). In addition to EBIT, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment’s and the Company’s ability to

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company’s senior bank credit agreement and indentures relating to the Company’s trust preferred securities.

      EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. The Company believes its EBIT calculation is the functional equivalent of operating income. Because EBITDA and EBIT are not calculated consistently by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

      Approximately 42% of the Company’s worldwide revenue is derived from sources subject to regulations under U.S. governmental programs.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      Information pertaining to the Company’s business segments for the three and nine-month periods ended September 30, 2002 and 2001 is set forth below:

	North
	America	International	Corporate	Total

Nine months ended September 30, 2002
Net revenue external customers	$2,768,079	$958,121	$—	$3,726,200
Inter — segment revenue	1,172	19,577	(20,749)	—

Total net revenue	2,769,251	977,698	(20,749)	3,726,200

EBITDA	471,309	210,516	(11,275)	670,550
Depreciation and amortization	(107,749)	(50,575)	(1,356)	(159,680)

EBIT	363,560	159,941	(12,631)	510,870

Segment assets	5,005,238	1,627,970	32,412	6,665,620
Capital expenditures and acquisitions(1)	143,434	115,514	20	258,968
Nine months ended September 30, 2001
Net revenue external customers	$2,684,339	$904,586	$—	$3,588,925
Inter-segment revenue	946	17,235	(18,181)	—

Total net revenue	2,685,285	921,821	(18,181)	3,588,925

EBITDA	539,278	205,387	(16,172)	728,493
Depreciation and amortization	(187,787)	(53,815)	(1,449)	(243,051)

EBIT	351,491	151,572	(17,621)	485,442

Segment assets	4,966,389	1,537,106	69,121	6,572,616
Capital expenditures and acquisitions(2)	258,765	114,995	719	374,479
Three months ended September 30, 2002
Net revenue external customers	$947,122	$338,294	$—	$1,285,416
Inter-segment revenue	800	5,931	(6,731)	—

Total net revenue	947,922	344,225	(6,731)	1,285,416

EBITDA	151,354	72,225	(2,326)	221,253
Depreciation and amortization	(35,916)	(17,753)	(1,029)	(54,698)

EBIT	115,438	54,472	(3,355)	166,555

Capital expenditures and acquisitions	54,984	48,440	2	103,426
Three months September 30, 2001
Net revenue external customers	$915,341	$312,815	$—	$1,228,156
Inter-segment revenue	372	6,090	(6,462)	—

Total net revenue	915,713	318,905	(6,462)	1,228,156

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	North
	America	International	Corporate	Total

EBITDA	181,910	68,109	(5,663)	244,356
Depreciation and amortization	(63,346)	(17,992)	(512)	(81,850)

EBIT	118,564	50,117	(6,175)	162,506

Capital expenditures and acquisitions	40,431	46,971	—	87,402

(1)	International acquisitions exclude $8,026 of non-cash acquisitions in 2002

(2)	North America acquisitions exclude $233,895 of non-cash acquisitions for 2001 and International acquisitions exclude $11,323 of non-cash acquisitions in 2001

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Reconciliation of measures to consolidated totals
Total EBITDA of reporting segments	$223,579	$250,019	$681,825	$744,665
Total depreciation and amortization	(54,698)	(81,850)	(159,680)	(243,051)
Corporate expenses	(2,326)	(5,663)	(11,275)	(16,172)
Interest expense	(55,768)	(60,781)	(166,270)	(175,674)
Interest income	3,488	5,631	9,438	11,007

Total income before income taxes and minority interest	$114,275	$107,356	$354,038	$320,775

Total EBIT of reporting segments	169,910	168,681	523,501	503,063
Corporate expenses	(3,355)	(6,175)	(12,631)	(17,621)
Interest expense	(55,768)	(60,781)	(166,270)	(175,674)
Interest income	3,488	5,631	9,438	11,007

Total income before income taxes and minority interest	$114,275	$107,356	$354,038	$320,775

Depreciation and amortization
Total depreciation and amortization of reporting segments	53,669	81,338	158,324	241,602
Corporate depreciation and amortization	1,029	512	1,356	1,449

Total depreciation and amortization	$54,698	$81,850	$159,680	$243,051

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

16.     Supplementary Cash Flow Information

      The following additional information is provided with respect to the condensed consolidated statements of cash flows:

	Nine months
	ended Sept. 30,

	2002	2001

Supplementary cash flow information:
Cash paid for interest	$165,062	$166,176

Cash paid for income taxes	$68,344	$44,091

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$91,108	$490,891
Liabilities assumed	9,160	59,608
Notes assumed in connection with acquisition	8,026	145,739
Preference shares issued in connection with acquisition	—	99,479

Cash paid	73,922	186,065
Less cash acquired	1,415	2,630

Net cash paid for acquisitions	$72,507	$183,435

17.     Supplemental Condensed Combining Information

      FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of FMC, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of FMC, and by FMCH, a substantially wholly-owned subsidiary of FMC (D-GmbH and FMCH being “Guarantor Subsidiaries”). The following combining financial information for the Company is as of September 30, 2002 and December 31, 2001 and for the three and nine months ended September 30, 2002 and 2001, segregated between FMC, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, FMC and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning D-GmbH are not presented herein because management believes that they are not material to investors. FMCH is currently subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files consolidated financial statements with the United States Securities and Exchange Commission.

      Additionally dividends from FMCH, a wholly-owned subsidiary, are limited as a result of a restriction on dividends from its subsidiary, National Medical Care, Inc., and its subsidiaries. As a result of this restriction, parent company only financial information is presented under the column FMC AG.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the nine months period ended September 30, 2002

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$497,428	$—	$3,755,568	$(526,796)	$3,726,200
Cost of revenue	—	305,059	—	2,737,344	(520,522)	2,521,881

Gross profit	—	192,369	—	1,018,224	(6,274)	1,204,319

Operating expenses:
Selling, general and administrative	8,570	75,066	—	577,492	409	661,537
Research and development	82	22,815	—	9,015	—	31,912

Operating (loss) income	(8,652)	94,488	—	431,717	(6,683)	510,870

Other (income) expense:
Interest, net	12,129	5,708	59,861	106,118	(26,984)	156,832
Other, net	(265,519)	54,744	(147,477)	—	358,252	—

Income (loss) before income taxes and minority interest	244,738	34,036	87,616	325,599	(337,951)	354,038
Income tax expense	35,273	34,577	(23,944)	126,415	(40,167)	132,154

Income (loss) before minority interest	209,465	(541)	111,560	199,184	(297,784)	221,884
Minority interest	—	—	—	—	2,699	2,699

Income (loss) before extraordinary item	209,465	(541)	111,560	199,184	(300,483)	219,185

Extraordinary loss on early redemption of trust preferred securities, net of tax benefit of $7,740	2,057	—	—	9,720	—	11,777

Net income (loss)	$207,408	$(541)	$111,560	$189,464	$(300,483)	$207,408

	For the nine months period ended September 30, 2001

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$443,851	$—	$3,595,027	$(449,953)	$3,588,925
Cost of revenue	—	271,078	—	2,545,614	(443,694)	2,372,998

Gross profit	—	172,773	—	1,049,413	(6,259)	1,215,927

Operating expenses:
Selling, general and administrative	8,615	68,463	—	631,309	(2,394)	705,993
Research and development	—	19,403	—	5,089	—	24,492

Operating (loss) income	(8,615)	84,907	—	413,015	(3,865)	485,442

Other (income) expense:
Interest, net	6,785	3,164	43,970	131,172	(20,424)	164,667
Other, net	(221,416)	47,231	(112,248)	—	286,433	—
Income before income taxes and minority interest	206,016	34,512	68,278	281,843	(269,874)	320,775
Income tax expense (benefit)	26,001	31,379	(17,588)	120,927	(21,095)	139,624

Income before minority interest	180,015	3,133	85,866	160,916	(248,779)	181,151
Minority interest	—	—	—	—	1,136	1,136

Net income	$180,015	$3,133	$85,866	$160,916	$(249,915)	$180,015

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	At September 30, 2002

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$19	$216	—	$69,797	$—	$70,032
Trade accounts receivable, less allowance for doubtful accounts	—	95,706	—	760,849	—	856,555
Accounts receivable from related parties	408,105	244,955	206,587	1,183,558	(1,996,058)	47,147
Inventories	—	92,212	—	319,925	(37,483)	374,654
Prepaid expenses and other current assets	4,057	16,949	—	213,559	1,424	235,989
Deferred taxes	—	—	—	193,806	17,295	211,101

Total current assets	412,181	450,038	206,587	2,741,494	(2,014,822)	1,795,478
Property, plant and equipment, net	97	71,577	—	851,389	(25,079)	897,984
Intangible assets, net, excluding goodwill	806	6,099	—	552,113	—	559,018
Goodwill, net	—	577	—	3,159,875	—	3,160,452
Deferred taxes	—	—	—	21,942	13,019	34,961
Other assets	3,299,742	16,595	2,676,574	1,033,980	(6,809,164)	217,727

Total assets	$3,712,826	$544,886	$2,883,161	$8,360,793	$(8,836,046)	$6,665,620

Current liabilities:
Accounts payable	$138	$13,370	$—	$152,348	—	$165,856
Accounts payable to related parties	331,860	278,242	751,674	860,590	(2,124,395)	97,971
Accrued expenses and other current liabilities	4,608	62,175	—	369,819	2,677	439,279
Accrual for special charge for Legal Matters	—	—	—	203,561	—	203,561
Short-term borrowings	—	—	—	121,709	—	121,709
Short-term borrowings from related parties	15,382	—	—	20,000	—	35,382
Current portion of long-term debt and capital lease obligations	245,000	1,695	—	700,161	—	946,856
Income tax payable	103,668	—	—	103,932	—	207,600
Deferred taxes	15,998	4,265	—	8,120	(11,727)	16,656

Total current liabilities	716,654	359,747	751,674	2,540,240	(2,133,445)	2,234,870
Long term debt and capital lease obligations, less current portion	4,152	2,250	435,529	312,906	(525,205)	229,632
Long term borrowings from related parties	297,087	—	—	—	(297,087)	—
Other liabilities	—	3,689	—	131,408	4,790	139,887
Pension liabilities	492	32,827	—	29,028	—	62,347
Deferred taxes	2,791	2,756	—	163,396	—	168,943
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius
Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiary	—	—	—	1,116,699	—	1,116,699
Minority interest	—	—	16,318	—	5,274	21,592

Total liabilities	1,021,176	401,269	1,203,521	4,293,677	(2,945,673)	3,973,970
Shareholders’ equity:	2,691,650	143,617	1,679,640	4,067,116	(5,890,373)	2,691,650

Total liabilities and shareholders’ equity	$3,712,826	$544,886	$2,883,161	$8,360,793	$(8,836,046)	$6,665,620

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	At December 31, 2001

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$16	$33	$—	$61,523	$—	$61,572
Trade accounts receivable, less allowance for doubtful accounts	—	75,863	—	808,864	—	884,727
Accounts receivable from related parties	363,304	205,155	70,344	574,062	(1,175,773)	37,092
Inventories	—	75,598	—	303,610	(32,819)	346,389
Prepaid expenses and other current assets	11,366	19,355	—	189,990	1,424	222,135
Deferred taxes	—	—	—	198,698	28,516	227,214

Total current assets	374,686	376,004	70,344	2,136,747	(1,178,652)	1,779,129
Property, plant and equipment, net	123	59,585	—	801,145	(22,270)	838,583
Intangible assets, including goodwill, net	966	6,863	—	3,674,194	—	3,682,023
Deferred taxes	—	—	—	22,823	12,369	35,192
Other assets	3,034,888	12,120	2,704,775	1,358,693	(6,929,393)	181,083

Total assets	$3,410,663	$454,572	$2,775,119	$7,993,602	$(8,117,946)	$6,516,010

Current liabilities:
Accounts payable	$78 $	$17,180	$—	$181,029	$—	$198,287
Accounts payable to related parties	176,152	218,348	332,754	639,969	(1,286,769)	80,454
Accrued expenses and other current liabilities	9,051	46,932	—	352,162	902	409,047
Accrual for special charge for Legal Matters	—	—	—	221,812	—	221,812
Short-term borrowings	618	—	—	92,793	—	93,411
Short-term borrowings from related parties	—	—	17,504	15,005	(17,504)	15,005
Current portion of long-term debt and capital lease obligations	—	1,669	—	163,290	—	164,959
Income tax payable	76,469	—	—	99,780	—	176,249
Deferred taxes	13,629	3,276	—	(4,043)	5,137	17,999

Total current liabilities	275,997	287,405	350,258	1,761,797	(1,298,234)	1,377,223
Long term debt and capital lease obligations, less current portion	249,184	3,101	827,099	759,202	(1,102,817)	735,769
Long term borrowings from related parties	265,766	—	—	(226)	(265,540)	—
Other liabilities	—	3,342	—	115,447	5,056	123,845
Pension liabilities	376	26,541	—	43,665	—	70,582
Deferred taxes	2,596	3,724	—	136,526	—	142,846
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius
Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,428,768	—	1,428,768
Minority interest	—	—	16,318	—	3,915	20,233

Total liabilities	793,919	324,113	1,193,675	4,245,179	(2,657,620)	3,899,266
Shareholders’ equity:	2,616,744	130,459	1,581,444	3,748,423	(5,460,326)	2,616,744

Total liabilities and shareholders’ equity	$3,410,663	$454,572	$2,775,119	$7,993,602	$(8,117,946)	$6,516,010

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the nine months period ended September 30, 2002

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$207,408	$(541)	$111,560	$189,464	$(300,483)	$207,408
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(224,823)	—	(147,477)	—	372,300	—
Depreciation and amortization	1,356	14,406	—	148,925	(5,007)	159,680
Loss on early redemption of trust preferred securities, net of tax	2,057	—	—	9,720	—	11,777
Change in deferred taxes, net	599	(761)	—	33,001	(4,707)	28,132
(Gain) loss on sale of fixed assets	—	(43)	—	184	—	141
Compensation expense related to stock options	929	—	—	—	—	929
Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:
Trade accounts receivable, net	—	(10,187)	—	16,083	—	5,896
Inventories	—	(7,179)	—	(16,732)	3,399	(20,512)
Prepaid expenses and other current and non-current assets	(2,561)	3,162	1,119	7,526	28	9,274
Accounts receivable from/ payable to related parties	60,300	14,661	59,132	(20,497)	(112,436)	1,160
Accounts payable, accrued expenses and other current and non-current liabilities	(677)	5,879	—	(43,899)	1,501	(37,196)
Income taxes payable	18,361	—	(23,944)	34,160	—	28,577

Net cash provided by operating activities	62,949	19,398	390	357,934	(45,405)	395,266

Investing Activities:
Purchases of property, plant and equipment	(20)	(18,759)	—	(175,427)	7,745	(186,461)
Proceeds from sale of property, plant and equipment	—	837	—	28,723	—	29,560
Disbursement of loans to related parties	77,938	—	—	—	(77,938)	—
Acquisitions and investments, net of cash acquired	(76,728)	—	—	(70,277)	74,498	(72,507)

Net cash provided by (used in) investing activities	1,190	(17,922)	—	(216,981)	4,305	(229,408)

Financing activities:
Short-term borrowings, net	13,817	—	—	26,390	—	40,207
Long-term debt and capital lease obligations, net	(1,246)	(1,309)	—	163,874	77,938	239,257
Redemption of trust preferred securities	—	—	—	(376,200)	—	(376,200)
Increase of accounts receivable securitization program	—	—	—	14,556	—	14,556
Proceeds from exercise of stock options	543	—	—	—	—	543
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	74,522	(74,522)	—
Dividends paid	(76,743)	—	—	(34,985)	34,985	(76,743)
Change in minority interest	—	—	(390)	(916)	2,699	1,393

Net cash used in financing activities	(63,629)	(1,309)	(390)	(132,759)	41,100	(156,987)

Effect of exchange rate changes on cash and cash equivalents	(507)	17	—	79	—	(411)

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	3	183	—	8,274	—	8,460
Cash and cash equivalents at beginning of period	16	33	—	61,523	—	61,572

Cash and cash equivalents at end of period	$19	$216	$—	$69,797	$—	$70,032

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the nine months period ended September 30, 2001

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income	$180,015	$3,133	$85,866	$160,916	$(249,915)	$180,015
Adjustments to reconcile net (loss) income to net cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(128,334)	—	(112,248)	—	240,582	—
Depreciation and amortization	1,448	13,993	—	230,990	(3,380)	243,051
Change in deferred taxes, net	(38)	1,453	—	34,245	8,883	44,543
(Gain) loss on sale of fixed assets	—	(448)	—	734	—	286
Gain on sale of investments	(6,685)				6,685
Compensation expense related to stock options	1,600	—	—	—	—	1,600
Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:
Trade accounts receivable, net	—	(10,180)	—	(117,169)	—	(127,349)
Inventories	—	(14,673)	—	(35,465)	1,325	(48,813)
Prepaid expenses and other current and non-current assets	(24,551)	(7,912)	1,119	(7,200)	8,764	(29,780)
Accounts receivable from/payable to related parties	(85,932)	26,210	43,241	32,051	(20,386)	(4,816)
Accounts payable, accrued expenses and other current and non-current liabilities	(2,055)	10,112	—	(52,473)	108	(44,308)
Income taxes payable	13,395	—	(17,588)	48,648	—	44,455

Net cash (used in) provided by operating activities	(51,137)	21,688	390	295,277	(7,334)	258,884

Investing Activities:
Purchases of property, plant and equipment	(719)	(23,076)	—	(173,023)	5,774	(191,044)
Proceeds from sale of property, plant and equipment	23	852	—	21,639	—	22,514
Loans to related parties	(454,127)	—	—		454,127	—
Acquisitions and investments, net of cash acquired	(45,695)	(193)	—	(176,982)	39,435	(183,435)

Net cash used in investing activities	(500,518)	(22,417)	—	(328,366)	499,336	(351,965)

Financing activities:
Short-term borrowings, net	(603)	(448)	—	(198,850)	—	(199,901)
Payments on obligation related to settlement	—	—	—	(85,920)	—	(85,920)
Long-term debt and capital lease obligations, net	622,485	2,695	—	(185,296)	(454,127)	(14,243)
Proceeds from issuance of trust preferred securities	—	—	—	477,576	(6,978)	470,598
Increase of accounts receivable securitization program		—	—	3,571	—	3,571
Proceeds from exercise of options	3,512	—	—	—	—	3,512
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	39,119	(39,119)	—
Dividends paid	(65,782)	—	—	(4,957)	4,957	(65,782)
Change in minority interest	—	—	(390)	—	(940)	(1,330)

Net cash provided by (used in) financing activities	559,612	2,247	(390)	45,243	(496,207)	110,505

Effect of exchange rate changes on cash and cash equivalents	(8,094)	(1,119)	—	(2,709)	4,205	(7,717)
Cash and Cash Equivalents:
Net increase in cash and cash equivalents	(137)	399	—	9,445	—	9,707
Cash and cash equivalents at beginning of period	137	100	—	64,340	—	64,577

Cash and cash equivalents at end of period	$—	$499	$—	$73,785	$—	$74,284

FRESENIUS MEDICAL CARE AG

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2002 and 2001

The Company

      Fresenius Medical Care AG was created by the conversion of Sterilpharma GmbH, a limited liability company under German law organized in 1975, into a stock corporation under German law (Aktiengesellschaft). A shareholder’s meeting on April 17, 1996 adopted the resolutions for this conversion and the commercial register registered the conversion on August 5, 1996.

      On September 30, 1996, we consummated a series of transactions under an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace, which we refer to as “our formation” or the “Merger” elsewhere in this report. Pursuant to that agreement, Fresenius AG contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 35,210,000 Fresenius Medical Care Ordinary shares. Thereafter, we acquired:

•	all of the outstanding common stock of W.R. Grace, whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 31,360,000 Ordinary shares; and

•	the publicly-held minority interest in Fresenius USA, in exchange for 3,430,000 Ordinary shares.

      Effective October 1, 1996, we contributed all our shares in Fresenius USA to Fresenius Medical Care Holdings, which conducts business under the trade name Fresenius Medical Care North America, and which is the holding company for all of our operations in the U.S. and Canada and manufacturing operations in Mexico.

      You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG in conjunction with our unaudited condensed consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

Financial Condition and Results of Operations

      The tables below present disaggregated information for our Company. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

      This section contains forward-looking statements. We made these forward-looking statements based on our management’s expectations and beliefs concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Such statements include the matters referred to in the Introduction of our 2001 Annual Report on Form 20-F.

      Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

•	intense competition;

•	foreign exchange rate fluctuations;

•	varying degrees of acceptance of new product introductions;

•	changes in reimbursement rates;

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2002 and 2001 — (Continued)

•	technological developments in our industry;

•	uncertainties in litigation,

•	regulatory developments in the health care sector; and

•	the availability of financing.

      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

      Developments in any of these areas, which are more fully described in Part I, “Item 3 — Key Information” and in “Item 5 — Operating and Financial Review and Prospects” of our 2001 Annual Report on Form 20-F, each of which is incorporated into this section by reference, could cause our results to differ materially from the results that have been or may be projected by or on our behalf.

Overview

      Each segment for which information is presented below engages primarily in providing kidney dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally the North America segment performs clinical laboratory testing and renal diagnostic services. Our management board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States.

      Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Our management believes the most appropriate measure in this regard is earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest cost relating to financing as a segment measurement. We also regard income taxes to be outside the segment’s control. In addition to EBIT, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of the segment’s and our Company’s ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities.

      You should not consider EBITDA to be an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. We believe our EBIT calculation is the functional equivalent of operating income. Because all companies do not calculate EBITDA and EBIT consistently, the presentation in this report may not be comparable to other similarly titled measures of other companies.

      We generated approximately 42% of our worldwide revenue for the first nine months of 2002 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2002 and 2001 — (Continued)

      We also derive a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors’ reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

      Our business, financial position and results of operations could also be materially adversely affected by whistleblower actions, by pending litigation with private insurers and by matters arising out of the W.R. Grace & Co. Chapter 11 proceedings. See Part II Item 1 — “Legal Proceedings.”

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2002 and 2001 — (Continued)

Results of Operations

      The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment.

	For the three months ended
	September 30,

	2002	2001		2001(a)

	(unaudited)

	(in millions)
Total revenue
North America	$948	$915		$915
International	344	319		319

Totals	1,292	1,234		1,234

Inter-segment revenue
North America	1	—		—
International	6	6		6

Totals	7	6		6

Total net revenue
North America	947	915		915
International	338	313		313

Totals	1,285	1,228		1,228

EBITDA
North America	151	182(b	)	182(b	)
International	72	68		68
Corporate	(2)	(6	)(b)	(6	)(b)

Totals	221	244		244

Amortization and depreciation
North America	36	63		35
International	18	18		15
Corporate	—	1		1

Totals	54	82		51

EBIT
North America	115	119 (b	)	146(b	)
International	54	50		53
Corporate	(2)	(6	)(b)	(6	)(b)

Totals	167	162		193

Interest income	3	6		6
Interest expense	(56)	(61)		(61)
Income tax expense	(43)	(43)		(48)
Minority interest	(1)	—		—

Net income	$70	$64		$90

(a)	Financial performance and certain operating results by principal business segment for the nine months ended September 30, 2001 as if SFAS No. 142, Goodwill and Other Intangible Assets was adopted on January 1, 2001.

(b)	$2 million has been reclassified from North America segment to the corporate segment for expenses related to 1996 related legal matters.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2002 and 2001 — (Continued)

	For the nine months ended
	September 30,

	2002	2001		2001(a)

	(unaudited)

	(in millions)
Total revenue
North America	$2,769	$2,685		$2,685
International	978	922		922

Totals	3,747	3,607		3,607

Inter-segment revenue
North America	1	1		1
International	20	17		17

Totals	21	18		18

Total net revenue
North America	2,768	2,684		2,684
International	958	905		905

Totals	3,726	3,589		3,589

EBITDA
North America	471	539 (b	)	539(b	)
International	211	205		205
Corporate	(11)	(16	) (b)	(16	)(b)

Totals	671	728		728

Amortization and depreciation
North America	108	188		104
International	51	54		44
Corporate	1	1		1

Totals	160	243		149

EBIT
North America	364	352 (b	)	435(b	)
International	160	151		162
Corporate	(13)	(18	) (b)	(18	)(b)

Totals	511	485		579

Interest income	9	11		11
Interest expense	(166)	(176)		(176)
Income tax expense	(132)	(140)		(155)
Minority interest	(3)	(1)		(1)

Income before extraordinary item	219	180		259
Extraordinary item	(12)	—		—

Net income	$207	$180		$259

(a)	Financial performance and certain operating results by principal business segment for the nine months ended September 30, 2001 as if SFAS No. 142, Goodwill and Other Intangible Assets was adopted on January 1, 2001.

(b)	The North America and corporate segments have been restated with $5 million of expenses related to 1996 merger related legal matters reclassified from North America to corporate.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2002 and 2001 — (Continued)

Three months ended September 30, 2002 compared to three months ended September 30, 2001

      Net revenues for the three-months ended September 30, 2002 increased by 5% (6% at constant exchange rates) to $1,285 million from $1,228 million for the comparable period in 2001. Net income for the third quarter was $70 million as compared to $64 million in 2001. With 2001 figures calculated as if SFAS No. 142 was adopted on January 1, 2001 instead of 2002, net income decreased from $90 million to $70 million. The gross profit margin decreased from 33.9% to 32.6% in the third quarter 2002 as compared to the third quarter 2001. This was mainly due to increased expenses related to the implementation of single use dialyzers in North America, an Amgen price increase for EPO, higher facility lease and certification expenses, and the financial crisis in Latin America. Earnings per Ordinary share for the three months ended September 30, 2002 were $0.72 compared to $0.66 in the same period last year, $0.93 calculated as if SFAS No. 142 was adopted on January 1, 2001.

      At September 30, 2002 we owned, operated or managed 1,450 clinics compared to 1,430 clinics at the end of the second quarter of 2002. During the third quarter of 2002, we acquired 5 clinics treating a total of 655 patients, opened 17 clinics and combined 2 clinics.

      The number of patients treated in clinics that we own, operate or manage increased from approximately 108,600 at June 30, 2002 to 110,100 at September 30, 2002. 4,172,447 treatments were provided in the third quarter of 2002; an increase of 9% from 3,839,805 treatments for the comparable period in 2001.

      The following discussions pertain to our business segments and the measures we use to manage these segments

     North America

Revenue

      Net revenue for the North America segment in the third quarter of 2002 grew by 3% from $915 million in the same period in 2001 to $947 million. Dialysis care revenue increased by 5% to $834 million. The increase in dialysis care revenue compared to 2001 resulted primarily from a 6% increase in the number of treatments offset by a rate decline of 1%. For the third quarter of 2002, administration of EPO represented approximately 23% of total North America revenue.

      At September 30, 2002, approximately 78,700 patients were being treated in the 1,070 clinics that we own, operate or manage in the North America segment, compared to approximately 78,000 patients treated in 1,050 clinics during the quarter ended June 30, 2002. The average revenue per treatment excluding laboratory testing revenue decreased from $277 in the third quarter 2001 to $272 in the same period in 2002. Including laboratory testing the average revenue per treatment decreased from $287 in the third quarter of 2001 to $282 during the same period in 2002. These reductions represent mainly fluctuations in ancillary services we provided.

      Dialysis products revenue decreased from $120 million to $113 million. Product revenue includes sales of machines to a third party leasing company which are leased back by our dialysis services division to provide services to our customers and peritoneal dialysis (“PD”) product revenues for our dialysis services patients. Our North America dialysis products division measures its external sales performance based on its sales to the “net available external market.” The net available external market excludes machine sales to third parties for machines utilized by the service division, PD product revenues for our dialysis services patients and sales to other vertically integrated dialysis companies. Net available external market sales increased by 4% in the third quarter 2002 over the comparable period 2001.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2002 and 2001 — (Continued)

EBITDA

      EBITDA for the North America segment decreased by 17% from $182 million in the third quarter of 2001 to $151 million in the same period 2002. The EBITDA margin decreased from 19.9% in the three months ended September 30, 2001 to 16.0% in the same period 2002. This was mainly due to a lower revenue rate, increased expenses related to the implementation of single use dialyzers in North America, an Amgen price increase for EPO, higher workers compensation expenses, and higher facility lease and certification costs.

Depreciation and Amortization

      Depreciation and amortization decreased from 7% of revenue in the third quarter of 2001 to 4% in the same period of 2002. This decrease is a result of the implementation of SFAS No. 142 Goodwill and Other Intangibles which disallows amortization of goodwill and certain intangible assets. Adjusting the third quarter of 2001 as if SFAS No. 142 was implemented on January 1, 2001, amortization and depreciation remained at about 4% of revenue for the third quarters of both 2001 and 2002.

EBIT

      EBIT for the North America segment decreased by 3%, from $119 million in the third quarter 2001 to $115 million in the same period 2002. The EBIT margin decreased from 13.0% in the third quarter of 2001 to 12.2% in 2002 due to the same factors causing the decrease in the EBITDA margin, partially offset by the elimination of amortization for goodwill and intangible assets with indefinite useful lives under SFAS No. 142. Comparing the third quarter 2001 figures adjusted as if SFAS No. 142 had been adopted as of January 1, 2001 to the same period in 2002, EBIT decreased 21%, from $146 million to $115 million.

     International

Revenue

      Net revenue for the International segment increased by 8% (11% at constant exchange rates) from $313 million in the three months ended September 30, 2001 to $338 million in the same period 2002. Acquisitions contributed $12 million (4%), approximately $7 million in the European region and $5 million in the Asia Pacific region. Base business increased 5%. Adjusted for constant exchange rates, base business grew by 8%. Asia Pacific region revenue increased by 28% to $72 million (25% at constant exchange rates), and Latin America region revenue decreased by 45% to $34 million (an increase of 12% at constant exchange rates). European region revenue increased by 19% from $196 million in the third quarter 2001 to $233 million in the third quarter 2002 (8% increase at constant exchange rates).

      Total dialysis care revenue decreased by 3% (an increase of 18% at constant exchange rates) from $111 million in the third quarter of 2001 to $108 million in the same period in 2002. This increase at constant rates is a result of base business increasing approximately $11 million (11%), combined with an approximate $9 million (7%) increase from acquisitions. These increases were offset by an approximate $23 million (21%) decrease from exchange rate fluctuations.

      As of September 30, 2002, approximately 31,400 patients were being treated at 380 clinics that we own, operate or manage in the International segment compared to 30,600 patients treated at 380 clinics at June 30, 2002. The average revenue per treatment decreased from $106 to $89 due to the depression of local currencies against the U.S. dollar. At constant exchange rates, revenue per treatment increased $2 to $108.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2002 and 2001 — (Continued)

      Total dialysis product revenue for the third quarter 2002 increased 14% (8% at constant exchange rates) over the same period last year at $231 million. Base business increased by approximately $12 million (6%), acquisitions contributed another $4 million (2%) and currency fluctuations increased revenue $13 million (6%).

EBITDA

      EBITDA for the International segment for the three months ended September 30, 2002 increased 6% (unchanged at constant exchange rates) from $68 million to $72 million. The EBITDA margin decreased from 21.8% to 21.4% mainly due to the financial crisis and currency devaluation in Latin America and currency devaluation in Eastern Europe.

Depreciation and Amortization

      Depreciation and amortization decreased slightly from 6% to 5% of revenues for the third quarter 2002 compared to 2001 mainly as a result of the implementation of SFAS No. 142, offset by expansion of production facilities in Europe and Asia Pacific. Adjusting the third quarter of 2001 as if SFAS No. 142 was implemented on January 1, 2001, amortization and depreciation remained at about 5% of revenue for the third quarters of both 2001 and 2002.

EBIT

      EBIT for the International segment for the third quarter of 2002 increased 9% (no change at constant exchange rates) to $54 million. Our EBIT margin increased slightly from 16.0% to 16.1%, due to the implementation of SFAS No. 142, partially offset by the factors responsible for the decrease of the EBITDA margin above. Adjusting the third quarter of 2001 as if SFAS No. 142 was implemented on January 1, 2001, the EBIT increased 2% (a decrease of 7% at constant exchange rates) with EBIT margin decreasing from 17.1% to 16.1%. This decrease was caused mainly by the financial crisis in Latin America.

Latin America

      Our subsidiaries in Latin America contributed approximately 3% of our worldwide revenue but did not contribute to our EBIT in the third quarter of 2002. Our operations in Latin America were affected by the financial crisis and the currency devaluation in Argentina. In January 2002, the Argentine government terminated the peso-dollar fixed exchange rate. On January 11, 2002, currency trading activity resumed, and the floating exchange rate ranged from 1.6 to 1.7 pesos to 1 U.S. dollar. As of November 8, 2002, the exchange rate had risen to 3.55 pesos to 1 U.S. dollar.

      In the third quarter of 2002, sales in Latin America declined 45% (an increase of 12% at constant exchange rates) and EBIT declined 103% (a decline of 98% at constant exchange rates) compared to the third quarter of 2001. In the third quarter of this year we completed an impairment test of our Latin America operations as required by SFAS No. 142. As of September 30, 2002, there was no impairment of intangible assets and goodwill. However, a worsening of the crisis in Argentina, a further devaluation of the Argentine peso against the U.S. dollar or other unfavorable economic developments in Latin America, such as the recent currency devaluation in Brazil, could result in an impairment of long lived assets and goodwill.

     Corporate

      We do not allocate “corporate costs” to our segments in calculating segment EBIT and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2002 and 2001 — (Continued)

relate to certain headquarters overhead charges including accounting and finance, professional services, legal fees, etc. Total corporate EBIT increased from $(6) million in the third quarter of 2001 to $(2) million in the third quarter of 2002. This was due to $4 million of expenses related to the special charge for legal matters recorded in the third quarter of 2001.

      The following discussions pertain to our total Company costs.

Interest

      Net interest expense for the third quarter 2002 decreased from $55 million to $52 million compared to the same period in 2001 due to a lower debt level and lower interest as a result of the redemption of the 9% trust preferred securities in February 2002.

Income Taxes

      The effective tax rate for the quarter decreased from 40.2% in the third quarter 2001 to 38.0% in the same period 2002 primarily due to the discontinuation of the mainly non-tax deductible amortization of goodwill.

Nine months ended September 30, 2002 compared to nine months ended September 30, 2001

      Net revenues for the nine-months ended September 30, 2002 increased by 4% (6% at constant exchange rates) to $3,726 million from $3,589 million for the comparable period in 2001. Income before the extraordinary item for the nine months was $219 million as compared to $180 million in 2001. With 2001 figures calculated as if SFAS No. 142 was adopted on January 1, 2001 instead of 2002, income before extraordinary item decreased from $259 million to $219 million. Gross profit margin decreased from 33.9% to 32.3% in the nine months ended September 30, 2002 as compared to the same period in 2001. This was mainly due to increased expenses related to the implementation of single use dialyzers in North America, an Amgen price increase for EPO, higher facility lease and certification expenses, severance and payroll costs for workforce reductions offset by a one time curtailment gain, changes in the dialysis service revenue mix to a higher portion of ancillary services which contribute less to earnings and the financial crisis in Latin America. Earnings per Ordinary share before extraordinary item for the first three quarters of 2002 were $2.27 compared to $1.86 in the same period last year, $2.68 calculated as if SFAS No. 142 was adopted on January 1, 2001.

      The following discussions pertain to our business segments and the measures we use to manage these segments.

     North America Segment

     Revenue

      Net revenue for the North America segment for the nine months ended September 30, 2002 grew by 3% from $2,684 million to $2,768 million. This was a result of a 4% increase in dialysis care revenue from $2,329 to $2,432 million while dialysis products revenue decreased 6% from $356 million to $336 million. The increase in dialysis care revenue resulted primarily from a 4% increase in the number of treatments, mostly from base business.

      Product revenue includes sales of machines to a third party leasing company which are utilized by our dialysis services division to provide services to our customers and peritoneal dialysis (“PD”) product revenues for our dialysis services patients. Our North America dialysis products division measures its external sales performance based on its sales to the “net available external market.” The net available external market excludes

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2002 and 2001 — (Continued)

machine sales to third parties for machines utilized by the service division, PD product revenues for our dialysis services patients and sales to other vertically integrated dialysis companies. Net available external market sales increased by 5% in the first three quarters of 2002 over the comparable period 2001.

      For the first nine months the administration of EPO represented approximately 23% of total revenue.

      Medicare reimbursement rates increased 1.2% as of January 1, 2001 due to legislation passed in January 2000. Additional legislation passed during the fourth quarter 2000 provided for an additional 1.2% rate increase. However, this second increase was delayed until April 1, 2001 at which time rates were increased 1.6% to make up for this delay.

     EBITDA.

      EBITDA for the North America segment decreased by 13% from $539 million to $471 million. The EBITDA margin decreased from 20.1% to 17.0%. The main reasons were expenses related to the implementation of single use dialyzers, an Amgen price increase for EPO, a change in the dialysis care mix to a higher portion of ancillary services which contribute less to earnings, and higher facilities lease and certification expenses. A one time pension curtailment gain was partially offset by severance and payroll costs for workforce reductions.

     Depreciation and Amortization.

      Depreciation and amortization decreased from 7% of revenue in the first nine months of 2001 to 4% in the same period of 2002. This decrease is a result of the implementation of SFAS No. 142. Adjusting the nine months ended September 20, 2001 as if SFAS No. 142 was implemented on January 1, 2001, amortization and depreciation remained at about 4% of revenue for the first nine months of both 2001 and 2002.

     EBIT

      EBIT for the North America segment increased by 3%, from $351 million to $364 million due to the elimination of amortization for goodwill and intangible assets with indefinite useful lives under SFAS No. 142 partially offset by the factors affecting EBITDA. The EBIT margin remained constant at 13.1% with the implementation of SFAS No. 142 offset by the same factors causing the decrease in the EBITDA margin. Comparing the figures for the first nine months of 2001 adjusted as if SFAS No. 142 had been adopted as of January 1, 2001 to the same period in 2002, EBIT decreased 16%, from $435 million to $364 million. EBIT margin over the same period decreased from 16.3% to 13.1%.

     International Segment

     Revenue

      Net revenue for the International segment during the nine months ended September 30, 2002 grew by 6% (13% at constant exchange rates) from $905 million in 2001 to $958 million in 2002. Acquisitions contributed approximately $34 million (4%). Same store growth during the period was 9% ($82 million) at constant exchange rates. These gains were offset by a $62 million (7%) exchange rate effect. Including the effects of the acquisitions, Asia Pacific region revenue increased $41 million or 28% (29% at constant exchange rates), Latin America region revenue decreased $71 million or 39% (a 7% increase at constant exchange rates) while European region revenue increased $83 million, a 15% increase (10% increase at constant exchange rates).

      Total dialysis care revenue decreased during 2002 by 2% (a 19% increase at constant exchange rates) to $303 million in 2002 from $310 million the same period of 2001. This increase is a result of base business growth

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2002 and 2001 — (Continued)

of $29 million combined with $31 million in growth from acquisitions offset by approximately $67 million due to exchange rate fluctuations.

      Total dialysis product revenue for 2002 increased by 10% (9% at constant exchange rates) to $655 million.

     EBITDA.

      EBITDA for the International segment for the nine months ended September 30, 2002 increased 2% (an increase of 3% at constant exchange rates) from $205 million to $211 million. Our EBITDA margin decreased from 22.7% to 22.0% mainly due to the financial crisis in Latin America.

     Depreciation and Amortization

      Depreciation and amortization decreased slightly from 6% to 5% of revenues for the first nine months of 2002 compared to 2001 mainly as a result of the implementation of SFAS No. 142 partially offset by expansion of production facilities in Europe and Asia Pacific. Adjusting the first three quarters of 2001 as if SFAS No. 142 was implemented on January 1, 2001, amortization and depreciation remained at about 5% of revenue for the first nine months of both 2001 and 2002.

     EBIT

      EBIT for the International segment for the first nine months of 2002 increased 6% (4% at constant exchange rates) to $160 million due to the implementation of SFAS No. 142 and the increase in EBITDA mentioned above. Our EBIT margin decreased slightly from 16.8% to 16.7%, due to the factors responsible for the decrease of EBITDA above. Adjusting the first nine months of 2001 as if SFAS No. 142 was implemented on January 1, 2001, EBIT decreased 1% (a decrease of 2% at constant exchange rates) with EBIT margin decreasing from 17.9% to 16.7%. As with EBITDA, this decrease was caused mainly by the financial crisis in Latin America.

     Latin America

      Our subsidiaries in Latin America contributed approximately 3% of our worldwide revenue and approximately 1% of our EBIT in the first nine months of 2002. Our operations in Latin America were affected by the financial crisis and the currency devaluation in Argentina. In January 2002, the Argentine government terminated the fixed peso-dollar exchange rate. On January 11, 2002, currency trading activity resumed, and the floating exchange rate ranged from 1.6 to 1.7 pesos to 1 U.S. dollar. As of November 8, 2002, the exchange rate had risen to 3.55 pesos to 1 U.S. dollar.

      In the first nine months of 2002, sales in Latin America declined 39% (an increase of 7% at constant exchange rates) and EBIT declined 78% (a decline of 64% at constant exchange rates) compared to the first nine months of 2001. In the third quarter of this year, we completed an impairment test of our Latin America operations as required by SFAS No. 142. As of September 30, 2002, there was no impairment of long lived assets and goodwill. However, a worsening of the crisis in Argentina, a further devaluation of the Argentine peso against the U.S. dollar or other unfavorable economic developments in Latin America, such as the recent currency devaluation in Brazil, could result in an impairment of long lived assets and goodwill.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2002 and 2001 — (Continued)

     The following discussions pertain to our total Company costs.

     Interest

      Net interest expense for 2002 decreased 5% compared to the same period in 2001 due to the redemption of the 9% trust preferred securities in February financed through our credit agreement at lower rates.

     Income Taxes

      The effective tax rate for the nine month period ending September 30, 2002 was 37.3% compared to 43.5% during the same period in 2001. This was caused by the discontinuation of non-deductible amortization of goodwill in 2002 compared to the same period in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Nine months ended September 30, 2002 compared to nine months ended September 30, 2001

     Cash Flow

     Operations

      We generated cash from operating activities of $395 million in the nine months ended September 30, 2002 and $259 million in the comparable period in 2001, an increase of 53% over the prior year. Cash from operations benefited from strong accounts receivable collections, especially in the North America segment.

     Investing

      Cash used in investing activities decreased from $352 million in the first nine months of 2001 to $229 million in the same period of 2002 mainly due to a $111 million decrease in cash acquisition payments as well as a $12 million decrease in net capital expenditures. In the first nine months of 2002, we paid approximately $73 million ($37 million for the North American segment and $36 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics. Acquisitions for the comparable period in 2001 were $183 million, $160 million for the North America segment and $23 million for the International segment.

      In addition, capital expenditures for property, plant and equipment net of disposals were $157 million for the nine months ended September 30, 2002 compared to $169 million in the first nine months of 2001. In the first nine months of 2002, net capital expenditures were $80 million in the North America segment and $77 million for the International segment. In the same period in 2001, net capital expenditures in the North America segment were $82 million and $87 million in the International segment. The majority of our capital expenditures were used for equipment for new clinics, improvements to existing clinics and expansion of production facilities. Net capital expenditures were 4% of total revenue.

     Financing

      Our financing needs decreased due to lower borrowing for acquisitions in the first nine months of 2002 compared to the same period in 2001 and the strong cash flow from operations. Accordingly, $157 million net cash was used in financing in the nine months ending September 30, 2002 compared to $111 million net cash provided by financing activities in the same period 2001. Cash on hand was $70 million at September 30, 2002 compared to $74 million at December 31, 2001.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2002 and 2001 — (Continued)

      Total long-term debt net of current portion at September 30, 2002 decreased to $230 million from $736 million at year-end 2001. This decrease was mainly due to the NMC senior credit facility debt being classified as current indebtedness as of September 30, 2002 according to the terms of the current agreement which matures on September 30, 2003. The short term portion of long-term debt has increased to $947 million to reflect this change. Short-term borrowings from related parties are $35 million, compared to $15 million at year end. Short term borrowings from third parties increased from $93 million to $122 million over the same period.

     Liquidity

      Primary sources of liquidity have historically been cash from operations, cash from short term borrowings as well as from long term debt from third parties as well as related parties and cash from issuance of Preference shares and trust preferred securities. We expect that our primary source of liquidity for the rest of 2002 will be our operations. Cash from operations is impacted by the profitability of our business and our working capital, consisting mainly of receivables. We believe that cash from operations will be sufficient to cover our capital expenditures and higher working capital needs resulting from base business growth and acquisitions in countries where we experience higher days sales outstanding. The profitability of our business is significantly affected by reimbursement rates. 73% of our revenues are generated from providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the nine months ended September 30, 2002, approximately 42% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes may affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. Furthermore cash from operations depends on the collection of accounts receivable. We may face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.

      Cash from short term borrowings is available through using the revolving portion of our senior credit facility, by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Our senior credit facility matures on September 30, 2003. Accordingly, the amounts borrowed under this facility have been classified as current. We have initiated negotiations with our lenders and we expect to enter into a replacement facility during the first quarter of 2003. Long term financing has been provided through our issuance of preference shares, senior notes and trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

      Our senior credit agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our senior credit agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated fixed charge ratio (ratio of adjusted EBITDA to fixed charges) and we have to maintain a certain consolidated leverage ratio (ratio of consolidated funded debt to adjusted EBITDA).

      Our senior credit agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends, create liens or make capital expenditures, investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default under the credit agreement or the notes, which could, in turn, create additional defaults under the agreements relating to our other long term indebtedness. In default, the outstanding balance on the senior credit agreement becomes due.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2002 and 2001 — (Continued)

      At September 30, 2002, we had approximately $357 million of borrowing capacity available under the revolving portion of our senior credit facility. It is our intention to negotiate a similar agreement based on our expected cash requirements during the first quarter of 2003. Failure to enter into a new credit facility would have a material adverse effect on our financial condition.

      After redemption of $360 million aggregate liquidation amount of 9% trust preferred securities on February, 14, 2002, the remaining trust preferred securities will come due in 2008 and 2011.

      National Medical Care, Inc. (“NMC”), our subsidiary, has an asset securitization facility (the “accounts receivable facility”) whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the “Transferor”), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors. The accounts receivable facility was amended on December 21, 2001, when we increased the accounts receivable facility to $560 million. A further amendment was made on October 24, 2002, extending its maturity to October 23, 2003.

      Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable could have a material impact on our capacity to utilize the facility for our financial needs.

Recently Issued Accounting Standards

      In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. We are required to adopt SFAS No. 143 for financial statements issued for fiscal years beginning after June 15, 2002. We do not believe that the implementation of SFAS No. 143 will have any material effect on our financial results.

      In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 provides new guidance that modifies the existing guidance in SFAS No. 121 and APB No. 30. Goodwill will still be evaluated for impairment under SFAS No. 142. We adopted SFAS No. 144 on January 1, 2002. Its adoption did not have any impact on the Company’s financial statements.

      In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS No. 145 also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS No. 145 amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective in regard to SFAS No. 4 for fiscal years beginning after May 15, 2002, and in regard to SFAS No. 13 for transactions occurring after May 15, 2002 and in regard to all other provisions for financial statements issued after May 15, 2002.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2002 and 2001 — (Continued)

      In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and employee severance costs associated with restructuring, discontinued operations, or plant closings. SFAS No. 146 replaces EITF Issue No. 94-3. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

PART I

FINANCIAL INFORMATION

ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Inflation

      The effects of inflation during the periods covered by the condensed consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations.

     Management of Currency and Interest Rate Risks

      We are primarily exposed to market risk from changes in foreign currency exchange rates and changes in interest rates. In order to manage the risks from these foreign currency exchange rate and interest rate fluctuations, we enter into various hedging transactions with investment grade financial institutions as authorized by the management board. We do not contract for financial instruments for trading or other speculative purposes.

      We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

     Interest Rate Risks

      At September 30, 2002, we had in place interest rate swap agreements for a notional amount of $1,050 million which we believe to be adequate to cover our interest rate exposure into the immediate future.

     Foreign Currency Exposure

      We conduct our business on a global basis in several major international currencies, although our operations are located principally in Germany and the United States. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Three months ended September 30, 2002 compared to three months ended September 30, 2001 — International — Latin America” and “— Nine months ended September 30, 2002 compared to nine months ended September 30, 2001 — International — Latin America.” We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

      Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings, including intercompany borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposure. Our policy, which has been consistently followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

PART I

FINANCIAL INFORMATION

ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — (Continued)

      During the period ended September 30, 2002, no material changes occurred to the information presented in Item 11 of the Form 20-F or the Company’s hedging strategy described above. For additional information, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk,” “Notes to Consolidated Financial Statements  — Note 1(g). Summary of Significant Accounting Policies  — Derivative Financial Instruments,” and “Notes to Consolidated Financial Statements  — Note 19. Financial Instruments” in the Company’s 2001 Annual Report on Form 20-F.

PART I

FINANCIAL INFORMATION

ITEM 4

CONTROLS AND PROCEDURES

      The Company’s management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures within 90 days prior to the filing of this report, as contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure and procedures are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and the Chief Financial Officer completed their evaluation.

PART II

OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

Commercial Litigation

      The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was Grace’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. Proceedings have been brought against W.R. Grace & Co. and the Company by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., principally alleging that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, and constituted a conspiracy. See discussion of “Mesquita v. W.R. Grace and Company” below.

      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the obligation of the Company. In particular, W. R. Grace & Co. (“Grace”) has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); Grace has received the Service’s examination report on tax periods 1993 to 1996; that during those years Grace deducted approximately $122.1 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that Grace has paid $21.2 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation; and that Grace is seeking a settlement of the Service’s claims. Subject to certain representations made by Grace, the Company and Fresenius AG, Grace and certain of its affiliates agreed to indemnify the Company against this and other pre-Merger and Merger related tax liabilities.

      Subsequent to the Merger, Grace was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air Corporation (“Sealed Air”) to confirm the Company’s entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims.

      Subsequent to the Sealed Air transaction, Grace and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The Company intends to continue to pursue vigorously its rights to indemnification from Grace and its insurers and former and current affiliates, including Sealed Air, for all costs incurred by the Company relating to pre-Merger tax and Merger-related claims.

      Since 1997, FMCH, NMC, and certain NMC subsidiaries have been engaged in litigation with various insurance companies concerning allegations of inappropriate billing practices for nutritional therapy and diagnostic and clinical laboratory tests and misrepresentations. These claims against the FMCH seek unspecified damages and costs. The Company, FMCH, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. FMCH has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments. Other private payors have contacted FMCH and may assert that NMC received excess payments and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company’s business, financial condition and results of operations.

      On September 28, 2000, Mesquita, et al. v. W.R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as a class action by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn (“Grace Chemicals”) against Grace Chemicals, the Company and other defendants, principally alleging that the Merger which resulted in the original formation of the Company was a fraudulent transfer, violated the

PART II
OTHER INFORMATION — (Continued)

uniform fraudulent transfer act, and constituted a conspiracy. An amended complaint (Abner et al. v. W.R. Grace & Company, et al.) and additional class actions were filed subsequently with substantially similar allegations; all cases have been stayed and transferred to the U.S. District Court, have been dismissed without prejudice or are pending before the U.S. Bankruptcy Court in Delaware in connection with Grace’s Chapter 11 proceeding. The Company has requested indemnification from Grace Chemicals and Sealed Air Corporation pursuant to the Merger agreements. If the Merger is determined to have been a fraudulent transfer, if material damages are proved by the plaintiffs, and if the Company is not able to collect, in whole or in part on the indemnity, from W.R. Grace & Co., Sealed Air Corporation, or their affiliates or former affiliates or their insurers, and if the Company is not able to collect against any party that may have received distributions from W.R. Grace & Co., a judgment could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company is confident that no fraudulent transfer or conspiracy occurred and intends to defend the cases vigorously.

Other Litigation and Potential Exposures

      From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the U.S. Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expects continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

      The Company operates large number facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the U.S. Anti-Kickback Statute, the Stark Statute and False Claims Act, among other laws, and the Company cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of its other business activities.

      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the

PART II
OTHER INFORMATION — (Continued)

Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company’s reputation and business.

      The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company’s business, financial condition, and results of operations.

     Accrued Special Charge for Legal Matters

      At December 31, 2001, the Company recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the continued defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. While the Company believes that its accruals reasonably estimate the Company’s currently anticipated costs in connection with the continued defense and resolution of these claims, no assurances can be given that the actual costs incurred by the Company will not exceed the amount of these accruals.

ITEM 6.     EXHIBITS AND REPORTS ON FORM 8-K/6-K

(a) Exhibits

Exhibit No.	Item

4.1	Amendment No. 14 dated as of February 22, 2002 to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates Guarantors, the Lenders named therein, Bank of America, N.A. (formerly known as NationsBank, N. A.), as paying agent and The Bank of Nova Scotia, The Chase Manhattan Bank, Dresdner Bank A.G. and Bank of America, N. A. (formerly known as NationsBank, N. A. ), as Managing Agent (incorporated by reference to Exhibit No. 4.16 of the Form 10-Q of Fresenius Medical Care Holdings, Inc. for the nine months ended September 30, 2002 filed November 14, 2002)
10.1	Second Amended and Restated Transfer and Administrative agreement dated as of September 24, 2002 among NMC Funding Corporation, National Medical Care, Inc., Enterprise Funding Corporation, Compass US Acquisition, LLC, Giro Multifunding Corporation, the Bank Investors listed therein, WestLB AG, New York Branch (formerly known as Westdeutsche Landesbank Girozentrale, New York Branch), as an administrative agent and Bank of America, N.A., as an administrative agent (incorporated by reference to Exhibit No. 10.5 of the Form 10-Q of Fresenius Medical Care Holdings, Inc. for the nine months ended September 30, 2002 filed November 14, 2002)
10.2	Amendment No. 1 dated as of October 22, 2002 to the Second Amended and Restated Transfer and Administrative agreement dated as of September 24, 2002 among NMC Funding Corporation, National Medical Care, Inc., Enterprise Funding Corporation, Compass US Acquisition, LLC, Giro Multifunding Corporation, the Bank Investors listed therein, WestLB AG, New York Branch (formerly known as Westdeutsche Landesbank Girozentrale, New York Branch), as an administrative agent and Bank of America, N.A., as an administrative agent (incorporated by reference to Exhibit No. 10.6 of the Form 10-Q of Fresenius Medical Care Holdings, Inc. for the nine months ended September 30, 2002 filed November 14, 2002)
99.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

PART II
OTHER INFORMATION — (Continued)

(b) Reports on Form 8-K/6-K

      During the three-month period ended September 30, 2002, the Company filed two reports on Form 6-K.

      The dates of the reports and the information reported in each are as follows:

Date of report	Information Reported

July 30, 2002	Earnings press release for the three and six months ended June 30, 2002
August 15, 2002	Financial statements of the Company as of and for the three and six months ended June 30, 2002

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

      DATE: November 15, 2002

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT

By:	/s/ DR. BEN LIPPS

Name: Dr. Ben Lipps
Title: Chairman of the Management Board

By:	/s/ DR. ULF M. SCHNEIDER

Name: Dr. Ulf M. Schneider
Title: Chief Financial Officer

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Ben J. Lipps, certify that:

      1. I have reviewed this Report on Form 6-K of Fresenius Medical Care Aktiengesellschaft (the “Report”).

      2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report.

      3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report.

      4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Report (the “Evaluation Date”); and

c) presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

      6. The registrant’s other certifying officer and I have indicated in this Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 15, 2002

/s/ Dr. Ben Lipps

Dr. Ben Lipps
Chief Executive Officer

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Ulf M. Schneider, certify that:

      1. I have reviewed this Report on Form 6-K of Fresenius Medical Care Aktiengesellschaft (the “Report”).

      2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report.

      3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report.

      4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Report (the “Evaluation Date”); and

c) presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

      6. The registrant’s other certifying officer and I have indicated in this Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 15, 2002

/s/ Dr. Ulf M. Schneider

Dr. Ulf M. Schneider
Chief Financial Officer